SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERRIMACK PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2020

(Title of Class of Securities)

590328AA8

(CUSIP Number of Class of Securities)

Richard Peters, M.D., Ph.D.

Merrimack Pharmaceuticals, Inc.

One Kendall Square, Suite B7201

Cambridge, Massachusetts, 02139

(617) 441-1000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Zeidel, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$22,527,900	$2,804.72

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $25,031,000 aggregate principal amount of the Company’s 4.50% Convertible Senior Notes due 2020 are purchased at the tender offer price of $900.00 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2018, equals $124.50 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,804.72	Filing Party: Merrimack Pharmaceuticals, Inc.
Form or Registration No.: SC TO-I	Date Filed: October 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 13, 2017, by Merrimack Pharmaceuticals, Inc. (the “Company”) in connection with its offer to purchase (the “Tender Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 13, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), any and all of the outstanding $25,031,000 million aggregate principal amount of its 4.50% Convertible Senior Notes due 2020 (the “Notes”) for cash in an amount equal to $900.00 per $1,000 principal amount of Notes purchased (exclusive of accrued and unpaid interest).

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1) (B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Offer to Purchase as amended or supplemented. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Items 1, 4, 5, 6 and 11.

The Offer to Purchase, Items 1, 4, 5, 6 and 11 of the Schedule TO, and the other Items of the Schedule TO, to the extent such Items incorporate the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Page i (immediately following the cover page) of the Offer to Purchase is amended and supplemented as follows:

1.	by inserting the following language to the end of clause (4) of the first sentence of the third paragraph:

if at or prior to the Expiration Date one or more of the conditions to the Tender Offer have not been satisfied

2.	by inserting the following sentence to the end of the third paragraph:

The Company currently has no intention to terminate the Tender Offer for any reason other than a failure of a condition to the Tender Offer.

The section of the Offer to Purchase entitled “Summary” under the subheading “Why is the Company making the Tender Offer?” is amended and supplemented as follows:

1.	by deleting the third, fourth and fifth sentences of the first paragraph in their entirety; and

2.	by inserting the following paragraphs after the first paragraph:

The Delaware Action was filed on March 15, 2017. Pursuant to the Settlement Agreement, the Company also agreed to pay a total of $3,750,000 in attorneys’ fees and expenses to the Settlement Noteholders’ attorneys. The Settlement Noteholders have executed a full release in favor of the Company for any claims arising out of or related to the Delaware Action or the Notes, which release shall become effective upon the occurrence of certain conditions. The Company had deposited $60,000,000 into an escrow account for the duration of the Delaware Action in order to provide security to the Settlement Noteholders for their claims in the Delaware Action. In connection with the resolution of the Delaware Action and the execution of the Settlement Agreement, the escrow agent has released the full $60,000,000, including any interest thereon, to the Company from the escrow account.

All the Notes purchased pursuant to the Settlement Agreement were cancelled. All of the Notes validly tendered and accepted for purchase in the Tender Offer will be retired and cancelled.

The section of the Offer to Purchase entitled “Additional Information” under the subheading “Incorporation by Reference” is amended and supplemented as follows:

1.	by deleting the third, fourth and fifth sentences of the first paragraph in their entirety and inserting in lieu thereof the following language:

This Offer to Purchase incorporates by reference the documents listed below:

The section of the Offer to Purchase entitled “The Terms of the Tender Offer” under the subheading “Principal Terms of the Tender Offer” is amended and supplemented as follows:

1.	by inserting the following language to the end of clause (4) of the first sentence of the fifth paragraph:

if at or prior to the Expiration Date one or more of the conditions to the Tender Offer have not been satisfied

2.	by inserting the following sentence to the end of the fifth paragraph:

The Company currently has no intention to terminate the Tender Offer for any reason other than a failure of a condition to the Tender Offer.

The section of the Offer to Purchase entitled “The Terms of the Tender Offer” under the subheading “Purpose of the Tender Offer” is amended and supplemented as follows:

1.	by deleting the third, fourth and fifth sentences of the first paragraph in their entirety; and

2.	by inserting the following paragraphs after the first paragraph:

The Delaware Action was filed on March 15, 2017. Pursuant to the Settlement Agreement, the Company also agreed to pay a total of $3,750,000 in attorneys’ fees and expenses to the Settlement Noteholders’ attorneys. The Settlement Noteholders have executed a full release in favor of the Company for any claims arising out of or related to the Delaware Action or the Notes, which release shall become effective upon the occurrence of certain conditions. The Company had deposited $60,000,000 into an escrow account for the duration of the Delaware Action in order to provide security to the Settlement Noteholders for their claims in the Delaware Action. In connection with the resolution of the Delaware Action and the execution of the Settlement Agreement, the escrow agent has released the full $60,000,000, including any interest thereon, to the Company from the escrow account.

All the Notes purchased pursuant to the Settlement Agreement were cancelled. All of the Notes validly tendered and accepted for purchase in the Tender Offer will be retired and cancelled.

The section of the Offer to Purchase entitled “The Terms of the Tender Offer” under the subheading “Procedure for Tendering Notes—Representations, Warranties and Undertakings” is amended and supplemented by deleting the first paragraph following the bulleted list in its entirety and inserting in lieu thereof the following paragraph:

To the extent permitted by the Exchange Act, the rules and regulations thereunder and applicable law, by tendering Notes as set forth herein, and subject to and effective upon acceptance for purchase of, and payment for, the Notes tendered therewith, a tendering Holder (1) irrevocably sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Notes tendered thereby and accepted for purchase pursuant to the terms hereof, (2) waives any and all other rights with respect to the Notes (including, without limitation, the tendering Holder’s waiver of any existing or past defaults or events of default and their consequences in respect of the Notes and the Indenture under which such Notes were issued), (3) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any repurchase, redemption or defeasance of the Notes and any claims in connection with, relating to or arising out of the Asset Sale, and (4) irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as the agent of the Company) with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to, or upon the order of, the Company, (b) present such Notes for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the tendering Holders, for the Purchase Price, plus any Accrued Interest, of Notes tendered pursuant to the Tender Offer, as determined pursuant to the terms of this Offer to Purchase, for any tendered Notes that are purchased by the Company).

The section of the Offer to Purchase entitled “The Terms of the Tender Offer” under the subheading “Expiration Date; Extension; Termination and Amendment” is amended and supplemented by deleting the first paragraph in its entirety and inserting in lieu thereof the following paragraph:

The Tender Offer will expire on the Expiration Date, unless earlier terminated by the Company. The Company reserves the right, in its sole discretion, to extend the Expiration Date. In addition, subject to applicable law and the Settlement Agreement, the Company expressly reserves the right to terminate or withdraw the Tender Offer if at or prior to the Expiration Date one or more of the conditions to the Tender Offer have not been satisfied. If the Tender Offer is terminated at any time, the Notes tendered and not previously accepted and purchased will be promptly returned to the tendering Holders. There can be no assurance that the Company will exercise its right to extend, terminate or amend the Tender Offer. Irrespective of any amendment to the Tender Offer, all Notes previously tendered pursuant to the Tender Offer and not accepted for purchase will remain subject to the Tender Offer and may be accepted for purchase thereafter for purchase by the Company, except when such acceptance is prohibited by law. The Company currently has no intention to terminate the Tender Offer for any reason other than a failure of a condition to the Tender Offer.

The section of the Offer to Purchase entitled “Certain Considerations” under the subheading “Conditions to the Consummation of the Tender Offer” is amended and supplemented as follows:

1.	by deleting the third sentence of the first paragraph in its entirety; and

2.	by deleting the first sentence of the second paragraph in its entirety.

The section of the Letter of Transmittal under the heading “Note: Signatures Must Be Provided Below. Please Read the Accompanying Instructions Carefully” is amended and supplemented by deleting the third paragraph in its entirety and inserting in lieu thereof the following paragraph:

To the extent permitted by the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and applicable law, subject to, and effective upon, the acceptance for purchase of, and payment for, the principal amount of Notes tendered with this Letter of Transmittal, the undersigned hereby (1) irrevocably sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Notes tendered thereby and accepted for purchase pursuant to the terms hereof, (2) waives any and all other rights with respect to the Notes (including, without limitation, the tendering registered holder’s (individually, a “Holder” and, collectively, the “Holders”) waiver of any existing or past defaults and their consequences in respect of the Notes and the indenture under which such Notes were issued), (3) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future, arising out of, or related to, such Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to such Notes or to participate in any repurchase, redemption or defeasance of the Notes and any claims in connection with, relating to or arising out of the Asset Sale (as defined in the Offer to Purchase), and (4) irrevocably constitutes and appoints Global Bondholder Services Corporation, which is serving as depositary and information agent in connection with the Tender Offer (the “Depositary”) as the true and lawful agent and attorney-in-fact of such Holder (with full knowledge that the Depositary also acts as the agent of the Company) with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by The Depository Trust Company (“DTC”), together with all accompanying evidences of transfer and authenticity, to, or upon the order of, the Company, (b) present such Notes for transfer on the relevant security register, and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the tendering Holders, for the Purchase Price, plus any Accrued Interest, of Notes tendered pursuant to the Tender Offer, as determined pursuant to the terms of the Offer to Purchase, for any tendered Notes that are purchased by the Company).

The section of the Letter of Transmittal entitled “Instructions” under the subheading “Delivery of Letter of Transmittal” is amended and supplemented by deleting the first sentence of the fifth paragraph in its entirety and inserting in lieu thereof the following sentence:

To the extent permitted by the Securities Exchange Act of 1934, as amended, the rules and regulations thereunder and applicable law, by execution and delivery of this Letter of Transmittal (or a manually signed facsimile hereof) or by electronic confirmation pursuant to DTC’s ATOP (together with the Book-Entry Confirmation), all tendering Holders of Notes waive any right to receive any notice of the acceptance of their Notes for payment.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 13, 2017.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)*	Press Release, dated October 13, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 13, 2017).

(d)(1)*	Indenture, dated as of July 17, 2013, by and between the Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 18, 2013).

(d)(2)*	First Supplemental Indenture (including the Form of Note), dated as of July 17, 2013, by and between the Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 18, 2013).

(d)(3)*	1999 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended, filed on July 8, 2011).

(d)(4)*	2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as amended, filed on July 8, 2011).

(d)(5)*	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(6)*	Form of Incentive Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(7)*	Form of Non-Qualified Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(8)*	Form of Conversion Agreement Related to 4.50% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 14, 2016).

Exhibit No.	Description

(d)(9)*	Stipulation and Agreement of Settlement and Release, dated October 6, 2017, by and among the Company, Wells Fargo Bank, National Association, Wolverine Flagship Fund Trading Limited, 1992 MSF International Ltd (formerly known as Highbridge International LLC) and 1992 Tactical Credit Master Fund, L.P. (formerly known as Highbridge Tactical Credit & Convertibles Master Fund, L.P.) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 10, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRIMACK PHARMACEUTICALS, INC.

By:	/s/ Richard Peters, M.D., Ph.D.
	Name:	Richard Peters, M.D., Ph.D.
	Title:	President, Chief Executive
Officer and Director

Dated: October 27, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated October 13, 2017.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)*	Press Release, dated October 13, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 13, 2017).

(d)(1)*	Indenture, dated as of July 17, 2013, by and between the Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 18, 2013).

(d)(2)*	First Supplemental Indenture (including the Form of Note), dated as of July 17, 2013, by and between the Company and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 18, 2013).

(d)(3)*	1999 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, as amended, filed on July 8, 2011).

(d)(4)*	2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as amended, filed on July 8, 2011).

(d)(5)*	2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(6)*	Form of Incentive Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(7)*	Form of Non-Qualified Stock Option Agreement under 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as amended, filed on January 13, 2012).

(d)(8)*	Form of Conversion Agreement Related to 4.50% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 14, 2016).

(d)(9)*	Stipulation and Agreement of Settlement and Release, dated October 6, 2017, by and among the Company, Wells Fargo Bank, National Association, Wolverine Flagship Fund Trading Limited, 1992 MSF International Ltd (formerly known as Highbridge International LLC) and 1992 Tactical Credit Master Fund, L.P. (formerly known as Highbridge Tactical Credit & Convertibles Master Fund, L.P.) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 10, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.